Michael H. Cole Vice President and Chief Legal Officer Smithfield Foods, Inc. 200 Commerce Street Smithfield, Virginia 23430 (757) 365-3030 tel (757) 365-3025 fax

August 12, 2013

VIA EDGAR AND OVERNIGHT COURIER

Ms. Susan Block

Attorney-Advisor

Division of Corporation Finance

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549-7010

Re:	Smithfield Foods, Inc.
Preliminary Proxy Statement on Schedule 14A (Revised)
Filed July 26, 2013
File No. 001-15321

Dear Ms. Block:

This correspondence is being filed by Smithfield Foods, Inc. (“we,” “our,” “us,” “Smithfield” and the “Company”) in response to the comments set forth in the comment letter of the staff of the Division of Corporation Finance (the “Staff”) of the United States Securities and Exchange Commission (the “Commission”) dated August 8, 2013 (the “Comment Letter”) relating to the above-referenced Revised Preliminary Proxy Statement on Schedule 14A (the “Revised Preliminary Proxy Statement”). We have updated the Revised Preliminary Proxy Statement (the “Second Revised Preliminary Proxy Statement”) in response to the Staff’s comments, which we are filing concurrently with this letter. In connection with this letter and the filing of the Second Revised Preliminary Proxy Statement, we are sending to the Staff, by overnight courier, four clean and marked courtesy copies of the Second Revised Preliminary Proxy Statement reflecting changes to the Revised Preliminary Proxy Statement as filed on July 26, 2013.

For your convenience, the numbered paragraphs of this letter correspond to the numbered paragraphs of the Comment Letter. To assist your review, we have retyped the headings from the Comment Letter in bold below and the text of the Staff’s comments in italics below.

www.smithfieldfoods.com michaelcole@smithfieldfoods.com

Staff Comments and Company Responses

Legal Proceedings Regarding the Merger, page 7

1.	Please provide us with copies of the complaint related to the proposed transaction.

In response to the Staff’s comment, a copy of the complaint related to the proposed transaction was provided to the Staff by McGuireWoods LLP under separate cover on August 9, 2013.

The Merger Proposal, page 27

Background of the Merger, page 28

2.	We note your response to our prior comment 4 and reissue in part. Please revise your Background of the Merger section to include a brief discussion of your negotiations with respect to the proposed joint delisting takeover referenced in your response to us, and a brief discussion of the reasons for terminating the negotiations.

In response to the Staff’s comment, the Company has revised the disclosure on page 28 of the Second Revised Preliminary Proxy Statement to include a brief discussion of our negotiations with respect to the proposed joint delisting takeover referenced in our response to the Staff, and a brief discussion of the reasons for terminating the negotiations.

Opinion of Smithfield’s Financial Advisor, page 43

General, page 49

3.	Please revise to also disclose any other compensation Barclays has received from you during the last two years. Refer to Item 14(b)(6) of Schedule 14A and Item 1015(b) of Regulation M-A.

In response to the Staff’s comment, the Company has revised the disclosure on page 50 of the Second Revised Preliminary Proxy Statement to disclose any other compensation Barclays has received from Smithfield during the last two years.

Selected Comparable Company Analysis, page 45

4.	On page 45, you state that Barclays believed that, of the selected comparable companies, Tyson Foods, Inc. was the most similar to you. Please describe the basis of this belief and whether the results of Barclays’ analysis of Tysons Foods, Inc. were weighted more heavily in the selected comparable company analysis.

In response to the Staff’s comment, the Company has revised the disclosure on page 45 of the Second Revised Preliminary Proxy Statement to describe the basis of Barclays’ belief that Tyson Foods, Inc. was most similar to Smithfield and whether the results of Barclays’ analysis of Tyson Foods, Inc. were weighted more heavily in the selected comparable company analysis.

Selected Precedent Transaction Analysis, page 46

5.	Please clarify the criteria used for selecting the transactions for this analysis so that investors can understand why more recent transactions may not have fit the criteria or advise.

In response to the Staff’s comment, the Company has revised the disclosure on page 46 of the Second Revised Preliminary Proxy Statement to clarify the criteria used for selecting the transactions for this analysis.

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Smithfield hereby acknowledges that:

•	Smithfield is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	Smithfield may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We thank you for your assistance in this matter. Please do not hesitate to call me at (757) 365-3030 with any questions or further comments you may have regarding this letter or if you wish to discuss our responses to the Comment Letter.

Very truly yours,

/s/ Michael H. Cole

Michael H. Cole

Vice President and Chief Legal Officer

cc:	Patrick J. Naughton, Simpson Thacher & Bartlett LLP
Carl R. Sanchez, Paul Hastings LLP
James M. Anderson III, McGuireWoods LLP

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